UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ________)*

NuCana plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

67022C106

(CUSIP Number)

Ha-Jin Shin

Sofinnova Partners

Immeuble le Centorial

16-18 rue du 4 Septembre

75002 Paris

France

+33 1 53 05 41 04

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 27, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67022C106	Page 2 of 14

1.	Name of Reporting Persons Sofinnova Capital VI FCPR (“SC VI”) EIN: 98-0444341
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power

8,100,000 ordinary shares (including 266,666 ordinary shares represented by American depositary shares), except that Sofinnova Partners SAS, a French corporation (“SP SAS”), the management company of SC VI, may be deemed to have sole voting power, and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Henrijette Richter (“Richter”), Monique Saulnier (“Saulnier”) and Graziano Seghezzi (“Seghezzi”), the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

8. Shared Voting Power See row 7.

9.       Sole Dispositive Power

8,100,000 ordinary shares (including 266,666 ordinary shares represented by American depositary shares), except that SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, Richter, Saulnier and Seghezzi, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

10. Shared Dispositive Power See row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,100,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 26.2% (1)
14.	Type of Reporting Person (see instructions) 00
(1) The percentage is calculated based upon 30,881,641 shares of the Issuer’s Ordinary Shares outstanding, as reported on the Issuer’s Form 424(b)(4) filed with the Commission on September 29, 2017.

CUSIP No. 67022C106	Page 3 of 14

1.	Name of Reporting Persons Sofinnova Partners SAS, a French corporation (“SP SAS”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power

8,100,000 ordinary shares (including 266,666 ordinary shares represented by American depositary shares). SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Lucquin, Papiernik, Richter, Saulnier and Seghezzi, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

8. Shared Voting Power See row 7.

9.       Sole Dispositive Power

8,100,000 ordinary shares (including 266,666 ordinary shares represented by American depositary shares), except that SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, Richter, Saulnier and Seghezzi, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

10. Shared Dispositive Power See row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,100,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 26.2% (1)
14.	Type of Reporting Person (see instructions) 00
(1) The percentage is calculated based upon 30,881,641 shares of the Issuer’s Ordinary Shares outstanding, as reported on the Issuer’s Form 424(b)(4) filed with the Commission on September 29, 2017.

CUSIP No. 67022C106	Page 4 of 14

1.	Name of Reporting Persons Denis Lucquin (“Lucquin”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.       Shared Voting Power

8,100,000 ordinary shares (including 266,666 ordinary shares represented by American depositary shares). SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.       Shared Dispositive Power

8,100,000 ordinary shares (including 266,666 ordinary shares represented by American depositary shares). SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,100,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 26.2% (1)
14.	Type of Reporting Person (see instructions) IN
(1) The percentage is calculated based upon 30,881,641 shares of the Issuer’s Ordinary Shares outstanding, as reported on the Issuer’s Form 424(b)(4) filed with the Commission on September 29, 2017.

CUSIP No. 67022C106	Page 5 of 14

1.	Name of Reporting Persons Antoine Papiernik (“Papiernik”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.       Shared Voting Power

8,100,000 ordinary shares (including 266,666 ordinary shares represented by ADSs), of which 8,100,000 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.       Shared Dispositive Power

8,100,000 ordinary shares (including 266,666 ordinary shares represented by ADSs), of which 8,100,000 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shWares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,100,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 26.2% (1)
14.	Type of Reporting Person (see instructions) IN
(1) The percentage is calculated based upon 30,881,641 shares of the Issuer’s Ordinary Shares as reported on the Issuer’s Form 6-K filed with the Commission on September 29, 2017.

CUSIP No. 67022C106	Page 6 of 14

1.	Name of Reporting Persons Henrijette Richter (“Richter”)_
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Dutch Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.       Shared Voting Power

8,100,000 ordinary shares (including 266,666 ordinary shares represented by ADSs), of which 8,100,000 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Richter, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.       Shared Dispositive Power

8,100,000 ordinary shares (including 266,666 ordinary shares represented by ADSs), of which 8,100,000 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Richter, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,100,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 26.2% (1)
14.	Type of Reporting Person (see instructions) IN
(1) The percentage is calculated based upon 30,881,641 shares of the Issuer’s Ordinary Shares, as reported on the Issuer’s Form 6-K filed with the Commission on September 29, 2017.

CUSIP No. 67022C106	Page 7 of 14

1.	Name of Reporting Persons Monique Saulnier (“Saulnier”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.       Shared Voting Power

8,100,000 ordinary shares (including 266,666 ordinary shares represented by ADSs), of which 8,100,000 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.       Shared Dispositive Power

8,100,000 ordinary shares (including 266,666 ordinary shares represented by ADSs), of which 8,100,000 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,100,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 26.2% (1)
14.	Type of Reporting Person (see instructions) IN
(1) The percentage is calculated based upon 30,881,641 shares of the Issuer’s Ordinary Shares, as reported on the Issuer’s Form 6-K filed with the Commission on September 29, 2017.

CUSIP No. 67022C106	Page 8 of 14

1.	Name of Reporting Persons Graziano Seghezzi (“Seghezzi”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Italian Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0

8.       Shared Voting Power

8,100,000 ordinary shares (including 266,666 ordinary shares represented by ADSs), of which 8,100,000 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Seghezzi, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

9. Sole Dispositive Power 0

10.       Shared Dispositive Power

8,100,000 ordinary shares (including 266,666 ordinary shares represented by ADSs), of which 8,100,000 shares are owned directly by SC VI. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Seghezzi, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,100,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 26.2% (1)
14.	Type of Reporting Person (see instructions) IN
(1) The percentage is calculated based upon 30,881,641 shares of the Issuer’s Ordinary Shares, as reported on the Issuer’s Form 6-K filed with the Commission on September 29, 2017.

Item 1.	Security and Issuer

(a)       This statement on Schedule 13D relates to the ordinary shares (the “Ordinary Shares”) of NuCana plc, an English corporation (the “Issuer”), as represented by American Depositary Shares (“ADSs”).

(b)       10 Lochside Place, Edinburgh, EH12 9RG, United Kingdom.

Item 2.	Identity and Background

(a)       The persons and entities filing this Schedule 13D are Sofinnova Capital VI FCPR (“SC VI”), Sofinnova Partners SAS, a French corporation (“SP SAS”), and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Henrijette Richter (“Richter”), Monique Saulnier (“Saulnier”) and Graziano Seghezzi (“Seghezzi”), the managing partners of SP SAS (collectively, the “Listed Persons” and together with SC VI and SP SAS, the “Reporting Persons”).

(b)       The address of the principal place of business for each of the Reporting Persons is Sofinnova Partners, Immeuble le Centorial, 16-18 rue du 4 Septembre, 75002 Paris, France.

(c)       The principal occupation of each of the Reporting Persons is the venture capital investment business. Each of the Listed Persons is employed at the offices of Sofinnova Partners, Immeuble le Centorial, 16-18 rue du 4 Septembre, 75002 Paris, France.

(d)       During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       SC VI is a French FCPR. SP SAS is a French Corporation. Lucquin, Papiernik and Saulnier are French citizens. Richter is a Danish citizen. Seghezzi is an Italian citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 24, 2011, SC VI purchased an aggregate of 21,333,333 series A convertible participating shares (“Series A Shares”), at a price of £0.225 per share for an aggregate subscription price of £4,800,000. On September 14, 2017, the Issuer completed a one-for-four reverse share split. This had the effect of consolidating every four Series A Shares of £0.01 nominal value to one Series a Share of £0.04 nominal value. As further described in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on September 29, 2017 with the Securities and Exchange Commission (the “Prospectus”) under the heading “Series A Convertible Participating Shares,” immediately prior to the completion of the Issuer’s initial public offering of ADSs (the “Offering”), each Series A Share automatically converted into one Ordinary Share.

On April 11, 2014, SC VI purchased an aggregate of 10,000,000 series B convertible participating shares (“Series B Shares”), at a price of £1.00 per share for an aggregate subscription price of £10,000,000. On September 14, 2017, the Issuer completed a one-for-four reverse share split. This had the effect of consolidating every four Series B Shares of £0.001 nominal value to one Series B Share of £0.004 nominal value. As further described in the Prospectus under the heading “Series B Convertible Participating Shares,” immediately prior to the completion of the Offering, each Series B Share automatically converted into one Ordinary Share.

In connection with the Offering, SC VI purchased 266,666 ADSs at $15.00 per ADS, or $3,999,990.00 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Prospectus. Each ADS represents one Ordinary Share.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3, and all of the purchase price was paid through working capital.

Item 4.	Purpose of Transaction.

The Ordinary Shares and ADSs acquired by SC VI in the Offering (described in Item 3 above) were acquired solely for investment purposes. The Reporting Persons may, from time to time, acquire additional ADSs or sell all or a portion of the ADSs held by the Reporting Persons in the open market or in privately negotiated transactions, or may distribute the ADSs held by the Reporting Persons to their respective members, shareholders or partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the market prices of the ADSs, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments.

As of the date of this Schedule 13D and the date of the event to which this Schedule 13D related, and except as provided herein, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	See Rows 11 and 13 of the cover page for each of the Reporting Persons. The Reporting Persons disclaim beneficial ownership with respect to these shares except to the extent of their respective pecuniary interests therein.

(b)	See Rows 7, 8, 9, and 10 for each Reporting Person.

(c)	See Item 3 above.

(d)	Under certain circumstances set forth in the operating agreement of SC VI, the equity holders of SC VI and SP SAS may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of Ordinary Shares or ADSs owned by SC VI.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

[Certain of the Reporting Persons have entered into a registration rights agreement with the Issuer to be effective upon the completion of the Offering and pursuant to which the Issuer has agreed under specified circumstances to file a registration statement to register the resale of the Ordinary Shares held by such Reporting Persons and other shareholders, as well as to cooperate in specified public offerings of such shares. The Form of Registration Rights Agreement is incorporated herein by reference to Exhibit 1.9 to the Issuer’s Amendment No. 1 to Form F-1 Registration Statement (File No. 333-220321).

SC VI agreed that, subject to specified limited exceptions, for a period of 180 days from the date of the Prospectus, it would not, without the prior written consent of Citigroup Global Markets Inc., Jefferies LLC and Cowen and Company, LLC, offer, sell, contract, sell, pledge or otherwise dispose of, including the filing of a registration statement in respect of, or hedge any of their Ordinary Shares, ADSs, or any securities convertible into, or exercisable or exchangeable for Ordinary Shares; provided, that these restrictions would not apply to ADSs purchased in the Offering, among other exceptions. Citigroup Global Markets Inc., Jefferies LLC and Cowen and Company, LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. The Form of Lock-up Agreement is incorporated herein by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Amendment No. 1 to Form F-1 Registration Statement (File No. 333-220321).]

Item 7.	Material to Be Filed as Exhibits.

A.	Agreement regarding filing of joint Schedule 13D.

B.	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, filed on January 16, 2015 as Exhibit A to Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.

C.	Form of Registration Rights Agreement described in Item 6, filed on December 18, 2014 as Exhibit 10.6 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2018

SOFINNOVA CAPITAL VI FCPR		SOFINNOVA PARTNERS SAS

By:	Sofinnova Partners SAS	By:	/s/ Monique Saulnier
		Name:	Monique Saulnier
		Title:	Managing Partner
By:	/s/ Monique Saulnier
Name:	Monique Saulnier
Title:	Managing Partner

By:	/s/ Denis Lucquin	By:	/s/ Monique Saulnier
Name:	Denis Lucquin	Name:	Monique Saulnier

By:	/s/ Antoine Papiernik	By:	/s/ Henrijette Richter
Name:	Antoine Papiernik	Name:	Henrijette Richter

By:	/s/ Graziano Seghezzi
Name:	Graziano Seghezzi

EXHIBITS

A.	Agreement regarding filing of joint Schedule 13D.

B.	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, filed on January 16, 2015 as Exhibit A to Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.

C.	Form of Registration Rights Agreement described in Item 6, filed on December 18, 2014 as Exhibit 10.6 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the American Depositary Shares of NuCana plc and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 21st day of February, 2018.

SOFINNOVA CAPITAL VI FCPR		SOFINNOVA PARTNERS SAS

By:	Sofinnova Partners SAS	By:	/s/ Monique Saulnier
		Name:	Monique Saulnier
		Title:	Managing Partner
By:	/s/ Monique Saulnier
Name:	Monique Saulnier
Title:	Managing Partner

By:	/s/ Denis Lucquin	By:	/s/ Monique Saulnier
Name:	Denis Lucquin	Name:	Monique Saulnier

By:	/s/ Antoine Papiernik	By:	/s/ Henrijette Richter
Name:	Antoine Papiernik	Name:	Henrijette Richter

By:	/s/ Graziano Seghezzi
Name:	Graziano Seghezzi